SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                        For the month of December 2002


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.










  SCHEDULE 5
  BLOCKLISTING SIX MONTHLY RETURN

  Page 1 of 2

  1.     Name of Company                          BG Group plc

  2.     Name of Scheme                           Savings Related Share Option
                                                  Scheme

  3.     Period of Return                         From 13-JUN-2002 to
                                                  12-DEC-2002

  4.     Number and class of shares not issued    13,796,448 Ordinary Shares
         under scheme                             of 10p each

  5.     Number of shares issued/allotted under   25,954 Ordinary Shares of
         scheme during period                     10p each

  6.     Balance under scheme not yet             13,770,494 Ordinary Shares
         issued/allotted at end of period         of 10p each

  7.     Number and class of shares               36,774,134 Ordinary Shares
         originally listed and the date           of 10p each listed
         of admission                             on 13 December 1999 following
                                                  a Scheme of Arrangement

  Please confirm the total number of shares in issue at the end of the period in order for us to update our records: 3,529,569,348 Ordinary Shares of 10p each

  Contact for queries:                           Contact Address:
  Name: Mrs Heidi Brooks                         Secretariat
  Telephone: 0118 929 2570                       BG Group plc
                                                 100 Thames Valley Park Drive
                                                 Reading
                                                 Berkshire
                                                 RG6 1PT
  PERSON MAKING RETURN:
  Name: Mr Ben Mathews
  Position: Deputy Secretary


  SCHEDULE 5
  BLOCKLISTING SIX MONTHLY RETURN

  Page 2 of 2

  1.  Name of Company                          BG Group plc

  2.  Name of Scheme                           Executive Share Option Scheme

  3.  Period of Return                         From 13-JUN-2002 to 12-DEC-2002

  4.  Number and class of shares not issued    88,470 Ordinary Shares of
      under scheme                             10p each

  5.  Number of shares issued/allotted under   0 Ordinary Shares of 10p each
      scheme during period

  6.  Balance under scheme not yet             88,470 Ordinary Shares of
      issued/allotted at end of period         10p each

  7.  Number and class of shares               1,427,197 Ordinary Shares of 10p
      originally listed and the date           each listed on 13 December 1999
      of admission                             following a Scheme of Arrangement


  Please confirm the total number of shares in issue at the end of the period
  in order for us to update our records:       3,529,569,348 Ordinary Shares
                                               of 10p each

  Contact for queries:                         Contact Address:
  Name: Mrs Heidi Brooks                       Secretariat
  Telephone: 0118 929 2570                     BG Group plc
  100 Thames Valley Park Drive                 Reading
  Berkshire                                    RG6 1PT

  PERSON MAKING RETURN:
  Name: Mr Ben Mathews
  Position: Deputy Secretary



  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 13th December 2002                             By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary